EXHIBIT 99.3
Media release

Rio Tinto and Yindjibarndi people strengthen ties with updated agreement
09 November 2022
PERTH, Australia--(BUSINESS WIRE)-- Rio Tinto and Yindjibarndi Aboriginal Corporation (YAC) have signed an updated agreement aimed at strengthening ties and delivering improved social and economic outcomes for the Yindjibarndi people for generations to come.
The updated agreement, delivered as part of Rio Tinto’s commitment to modernise its relationships with Traditional Owners, was signed yesterday on Yindjibarndi Country at Jirndawirrinha (Millstream), a location that is central to the Yindjibarndi people’s identity and spiritual beliefs, holding an important story about Barrimirndi, the Dreamtime serpent that travelled from the sea to the desert.
Rio Tinto’s rail network, which connects its Pilbara mines to ports at Cape Lambert and Dampier in Western Australia, traverses through Yindjibarndi Country. YAC is the representative body for the Yindjibarndi people, which Rio Tinto has held a Participation Agreement and Indigenous Land Use Agreement with since 2013.
The agreement builds on this partnership and reflects a deeper commitment to work together to create more opportunities for Yindjibarndi people to participate in Rio Tinto’s operations, including direct and indirect employment opportunities, and build sustainable long-term benefits to the community.
Part of the agreement includes support for YAC to deliver the outcomes of its 3C Strategy, which is focussed on developing Community, Commercial and Culture projects and programmes to assist YAC to fulfil its aspirations of self-determination. These programs support the Yindjibarndi people's aspirations to build capacity and capability, as well as support initiatives that will preserve, sustain and celebrate culture.
Rio Tinto continues to work with YAC to develop a new model to inform the co-management of Country and decision-making in relation to Rio Tinto activities on Yindjibarndi country, with plans to implement it in 2023.
YAC Chief Executive Officer, Michael Woodley, said “This new agreement represents a true partnership demonstrating mutual trust and commitment where we both apply our best resources to engage, plan and deliver outcomes that can improve the lives of Yindjibarndi members”.
“The partnership will help build resilient and prosperous communities, strengthen our spiritual and cultural heritage, and, through strategic business partnerships, create a successful economic model for self-determination for the Yindjibarndi Nation that can endure for generations to come.”
Rio Tinto Iron Ore Chief Executive Simon Trott said: “We are working hard to re-engage with Traditional Owners and change the way we operate”.

“This agreement with the Yindjibarndi people is the first delivered as part of our commitment to modernise our relationship with Traditional Owners on whose land we operate. It is a demonstration of our commitment to working differently and truly partnering with Traditional Owners to support the achievement of their goals and aspirations. I look forward to seeing what we can achieve with the Yindjibarndi people over the years to come.”
Note to the editor:
Approximately 350 kilometres of Rio Tinto’s railway line traverses through Yindjibarndi Country. Rio Tinto has no mining activities on Yindjibarndi Country.
YAC’s 3C Strategy aims to help build resilient and prosperous communities through community groups and funds, while developing strategic business partnerships, including in mining and energy industries, to create a successful model for self-determination that supports and benefits all Yindjibarndi members.
View source version on businesswire.com: https://www.businesswire.com/news/home/20221109005480/en/

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